[Stradley Ronon Stevens & Young, LLP Letterhead]

MMabry@stradley.com
215.564.8011
March 23, 2012

Via EDGAR Transmission

Mr. Bo Howell
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Investment Managers Series Trust (the “Trust”)
File Numbers 333-122901; 811-21719

Dear Mr. Howell:

We are writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 27, 2012, on behalf of the Center Coast MLP Focus Fund series of the Trust (the “Fund”), which you provided during our telephone conversations on March 7, 2012 and March 21, 2012 (comments 2, 14, 18 and 19 are from the second conversation).  We have reproduced your comments in italics below, followed by our responses.  We propose to incorporate our responses in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act.

1.           Please complete the fee table and include the fee waiver/expense limitation agreement as an exhibit to the Rule 485(b) filing.

A complete version of the fee table has been included in the prospectus and the fee waiver/expense limitation agreement will be filed as an exhibit to the Rule 485(b) filing.

2.           Please shorten the disclosure in footnote 4 to the fee table and provide a cross-reference to the full disclosure, which should be provided later in the prospectus. Also, please remove the references to “(benefit)” and “(losses).”

The disclosure in footnote 4 to the fee table has been revised as follows:

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

Deferred income tax expense represents an estimate of the Fund’s potential tax expense if it were to incur a net operating loss and/or if it were to recognize the unrealized gains in the portfolio.  Additional information on the Fund’s deferred income tax expense can be found in the section entitled “More About the Fund’s Investment Strategies and Risks.”

3.           Please be consistent in references to the “energy sector,” “energy industry” and “energy infrastructure industry.”  In the “Principal Investment Strategies” section of the prospectus, clarify whether the “energy industry” includes the “energy infrastructure industry,” or explain how they are distinct.

All references to “energy industry” have been revised to “energy sector.”  Additionally, the reference to “energy infrastructure companies” has been revised to “MLPs and other energy sector companies.”

4.           Please shorten the disclosure on “Master Limited Partnerships” and “MLP I-Shares” in the summary prospectus and/or move to the section of the prospectus entitled “More About the Fund’s Investment Strategies and Risks.”

The disclosure on “Master Limited Partnerships” and “MLP I-Shares” in the summary prospectus has been revised as follows (bold and underlined text has been added; strikethrough text has been removed):

Master Limited Partnerships
An MLP is an entity receiving partnership taxation treatment under the Code, the partnership interests or “units” of which are traded on securities exchanges like shares of corporate stock. ~~MLPs are generally organized under state law as limited partnerships or limited liability companies.~~ To qualify as a master limited partnership, a publicly traded entity must receive at least 90% of its income from qualifying sources as set forth in ~~Section 7704(d) of~~ the Code. These qualifying sources include ~~interest, dividends, real estate rents, gain from the sale or disposition of real property~~, among others, income and gain from certain mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, ~~gain from the sale or disposition of a capital asset held for the production of income described in the foregoing,~~ and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities.  ~~Due to their partnership treatment, MLPs generally do not pay income taxes, but investors (including the Fund) holding interests in MLPs are generally subject to tax on their allocable shares of the MLPs’ income and gains.~~ Additional information on MLPs and MLP I-shares (“I-Shares”), which represent ownership interests issued by MLP affiliates, can be found in the section entitled “More About the Fund’s Investment Strategies and Risks.”

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

~~MLP I-Shares~~
~~MLP I-shares (“I-Shares”) represent ownership interests issued by MLP affiliates.  The affiliate issuing the I-Shares uses the proceeds from the sale of the I-Shares to purchase limited partnership interests in an MLP in the form of I-units, which have similar features as MLP common units in terms of voting rights, liquidation preferences and distributions, except that distributions by an MLP to an I-unit holder are made in the form of additional I-units, generally equal in value to the cash distributed to a common unit holder of the MLP.  Distributions to an I-Share holder are made in the form of additional I-Shares, generally equal in value to the value of I-units distributed to the I-Share issuer.~~

5.           Please move the disclosure under “Temporary Defensive Positioning” in the summary prospectus to the prospectus section entitled “More About the Fund’s Investment Strategies and Risks.”

The requested revision has been made.

6.           Please add strategy disclosure specific to investments in small capitalization companies to the “Principal Investment Strategies” section of the summary prospectus and statutory prospectus corresponding to the disclosure on “Small Capitalization Risk” in the “Principal Risks of Investing” section of the statutory prospectus.

The following strategy disclosure has been added to the “Principal Investment Strategies” section of the summary prospectus and statutory prospectus: “The Fund may also invest in securities of MLPs and other issuers that have comparatively smaller capitalizations relative to issuers whose securities are included in major benchmark indices.”

7.           Confirm whether derivatives are used only in connection with the Fund’s temporary defensive positions or whether derivatives are part of the Fund’s principal investment strategies.  If part of the principal investment strategies, please add corresponding disclosure to the “Principal Investment Strategies” section of the prospectus (including if derivatives will be used to meet the Fund’s 80% policy and how the Fund values such investments).

We confirm that derivatives are used only in connection with the Fund’s temporary defensive positions.

8.           Summarize and/or move information on “Tax Risk” in the “Principal Risks of Investing” section of the summary prospectus to the prospectus section entitled “More About the Fund’s Investment Strategies and Risks.”

The disclosure on “Tax Risk” in the “Principal Risks of Investing” section of the summary prospectus has been revised as follows (bold and underlined text has been added; strikethrough text has been removed):

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

Tax Risks.  Tax risks associated with investments in the Fund include but are not limited to the following:

•
Fund Structure Risk.  Unlike open-end mutual funds that are structured as regulated investment companies for U.S. federal income tax purposes and unlike entities treated as partnerships for tax purposes, the Fund will be taxable as a regular corporation, or “C” corporation, for U.S. federal income tax purposes. This means the Fund ~~is not a pass-through entity for tax purposes (e.g., a regulated investment company or a partnership), and~~ generally will be subject to U.S. federal income tax on its taxable income at the graduated tax rates applicable to corporations (currently a maximum rate of 35%), will not benefit from current favorable federal income tax rates on long-term capital gains, and will be subject to state and local income ~~tax~~taxes by reason of its investments in equity securities of MLPs.  Fund income and losses will not be passed through to shareholders.  The Fund’s ability to meet its investment objective will depend largely on the amount of the distributions it receives from MLPs (in relation to the taxable income ~~it recognizes) with respect to its investments in the MLPs, a factor over which it~~, gains, losses, and deductions allocated to it).  The Fund will have no control ~~as~~over the distributions it receives, because the MLPs have the ability to modify their distribution policies from time to time without input from or the approval of the Fund~~.  The Sub-Advisor may not be able to identify investments that generate sufficient appreciation and income for the Fund to meet its investment objective, after payment by the Fund of federal, state and local income taxes~~.  In addition, changes in tax laws, rates or regulations, or future interpretations of such laws or regulations, could adversely affect the Fund or the MLPs in which the Fund invests.  Legislation could also negatively impact the amount and tax characterization of dividends received by the Fund’s shareholders.

•
MLP Tax Risk.  ~~Partnerships do not pay U.S. federal income tax at the partnership level.  Rather, each partner of a partnership, in computing its U.S. federal income tax liability, must include its allocable share of the partnership’s income, gains, losses, deductions, expenses and credits.  Partnership distributions to partners are not taxable unless the cash amount (or, in certain cases, the fair market value of marketable securities) distributed exceeds the distributee partner’s basis in its partnership interest.~~  A change in current tax law, or a change in the business of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income.  The classification of an MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and could cause any such distributions received by the Fund to be taxed as dividend income, return of capital, or capital gain.  Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, the after-tax return to the Fund with respect to its investment in such

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

MLPs could be materially reduced which could cause a material decrease in the net asset value per share (“NAV”) of the Fund’s shares.

~~To the extent that the Fund invests in the equity securities of an MLP, the Fund will be a partner in such MLP.  Accordingly, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses, deductions and expenses recognized by each such MLP, regardless of whether the MLP distributes cash to the Fund.~~  Historically, MLPs have been able to offset a significant portion of their taxable income with tax deductions, including depreciation and amortization expense deductions. The law could change to eliminate or reduce such tax deductions, which ultimately shelter the recognition of taxable income by the Fund.  The elimination or reduction of such tax benefits could significantly reduce the value of the MLPs held by the Fund, which would similarly reduce the Fund’s NAV~~.  Without the benefit of these deductions, the Fund could be~~, subject the Fund to U.S. federal, state and local corporate income taxes on ~~the gross~~ a greater portion of the amount of the distributions it receives from the MLPs ~~in which it invests~~, which would reduce the amount the Fund can distribute to shareholders and could increase the percentage of Fund distributions treated as dividends instead of tax advantaged return of capital.  ~~The portion, if any, of a distribution received by the Fund from an MLP that is offset by the MLP’s tax deductions is generally treated as a tax-deferred return of the Fund’s capital.  Any such return of capital will decrease the Fund’s adjusted basis in the equity securities of the MLP, which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes on the sale of any such equity securities.  The Fund will not benefit from favorable federal income tax rates on long-term capital gains because it will be taxed as a corporation for federal income tax purposes.  In addition, the Fund will incur a current income tax liability on the portion of its share of the income and gain from its MLP investments that is not offset by its share of the MLPs’ tax deductions.  The percentage of an MLP’s income that is offset by the MLP’s tax deductions will fluctuate over time.  If the percentage of the income allocated to the Fund that is offset by tax deductions declines, or the Fund’s portfolio turnover increases, the Fund could incur increased tax liabilities and the portion of the distributions paid by the Fund that is treated as tax-deferred return of capital and/or capital gain, as the case may be, would be reduced and the portion treated as taxable dividend income would be increased.  This generally would result in lower after-tax distributions to shareholders.  If the amount of a Fund distribution to U.S. Shareholders (as defined below under “Other Information – Taxes”) exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of, and in reduction of, a U.S. Shareholder’s tax basis in the shares, and thereafter as capital gain.  Any such capital gain will be long-term capital gain if such U.S. Shareholder has held the applicable shares for more than one year. The portion of the distribution received by the U.S. Shareholder from the Fund that constitutes a return of capital~~

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

~~will decrease the U.S. Shareholder’s tax basis in his or her Fund shares (but not below zero), which will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the U.S. Shareholder for tax purposes on the later sale of such Fund shares.~~
Depreciation or other cost recovery deductions passed through to the Fund from investments in MLPs in a given year ~~will~~ generally will reduce the Fund’s taxable income (and earnings and profits), but those deductions may be recaptured in the Fund’s taxable income (and earnings and profits) in subsequent years when the MLPs dispose of their assets or when the Fund disposes of its interests in the MLPs.  When deductions are recaptured, distributions to the Fund’s shareholders ~~will~~may be taxable, even though the shareholders at the time of the distribution might not have held shares in the Fund at the time the deductions were taken by the Fund, and even though the Fund’s shareholders at the time of the distribution will not have corresponding economic gain on their shares at the time of the distribution.

~~The portion of the distributions received by the Fund that are considered return of capital will not be known until the Fund receives a schedule K-1 with respect to each of its MLP investments. The Fund’s tax liability will not be known until the Fund completes its annual tax return. The Fund’s tax estimates could vary substantially from the actual liability and therefore the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV. The payment of corporate income taxes imposed on the Fund will decrease cash available for distribution to shareholders.~~

Deferred Tax/Financial Reporting Risk.  ~~Because the Fund is treated as a regular corporation, or "C" corporation, for U.S. federal income tax purposes, the Fund will incur tax expenses.~~  In calculating the Fund’s NAV in accordance with generally accepted accounting principles, the Fund will, among other things, account for its deferred tax liability and/or asset balances.  ~~Accordingly, for financial reporting (but not tax reporting) purposes the Fund will accrue deferred income taxes for its future tax liability associated with that portion of MLP distributions considered to be a tax-advantaged return of capital, as well as for its future tax liability associated with the capital appreciation of its investments. Upon the Fund’s sale of an MLP security, the Fund may be liable for previously deferred taxes. The Fund also will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with net operating losses and unrealized losses. Any deferred tax asset balance will increase the Fund’s NAV. To the extent the Fund has a deferred tax asset balance, consideration will be given as to whether or not a valuation allowance, which would offset the value of some or all of the deferred tax asset balance, is required.~~ The Fund will rely to some extent on information provided by MLPs, which is not necessarily timely, to estimate deferred tax asset and/or liability balance for purposes of financial statement reporting and determining its NAV. The daily

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

estimate of the Fund’s deferred tax liability and/or asset balances used to calculate the Fund’s NAV could vary dramatically from the Fund’s actual tax liability, and, as a result, the determination of the Fund’s actual tax liability may have a material impact on the Fund’s NAV. From time to time, the Fund will modify its estimates or assumptions regarding its deferred tax asset and/or liability as new information becomes available, which modifications in estimates or assumptions may have a material impact on the Fund’s NAV.

9.           In the “Average Annual Total Returns” table, please remove the line item for “Class A Shares – Return Before Taxes at NAV.”  Also, please explain why the numbers in that line item are different than those in the line item for “Class A Shares – Return Before Taxes.”

The requested revision has been made.  The additional line item for “Class A Shares – Return Before Taxes at NAV” was different than the line item for “Class A Shares – Return Before Taxes” because the former did not include sales charges whereas the latter did.

10.           Please revise the disclosure under “Tax Information” in the summary prospectus to track strictly the disclosure in Form N-1A.  Any additional information deemed necessary to disclose should be moved to the “More About the Fund’s Investment Strategies and Risks” section.

The disclosure under “Tax Information” in the summary prospectus has been revised to provide the following, which we believe best tracks the disclosure in Form N-1A as a result of the Fund’s unique tax situation:

Generally, the Fund will make distributions that will be treated for U.S. federal income tax purposes as ordinary income, nontaxable returns of capital, and/or capital gains.  Although the Fund expects that a significant portion of its distributions will be treated as nontaxable returns of capital and capital gains, no assurance can be given in this regard.  Additional information on taxation of Fund distributions can be found in the section entitled “Other Information.”

11.           Please confirm whether “Small Capitalization Risk,” “Cash Flow Risk” and “Affiliated Party Risk” in the prospectus section entitled “More About the Fund’s Investment Strategies and Risks – Principal Risks of Investing” are in fact principal risks.  If so, please add to the summary prospectus.  If not, please move to the statement of additional information (“SAI”).

We confirm that “Small Capitalization Risk” and “Cash Flow Risk” are principal risks, and the following disclosure has been added to the summary prospectus:

Small Capitalization Risk.  Small capitalization companies often have limited product lines, markets, distribution channels or financial resources; and the management of such companies may be dependent upon one or a few key people.  The market movements of equity securities issued by MLPs with smaller capitalizations may be more abrupt or erratic than the

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

market movements of equity securities of larger, more established companies or the stock market in general.  Historically, smaller capitalization companies have sometimes gone through extended periods when they did not perform as well as larger companies.  In addition, equity securities of smaller capitalization companies generally are less liquid than those of larger companies.  This means that the Fund could have greater difficulty selling such securities at the time and price than the Fund would like.

Cash Flow Risk.  The Fund expects that a substantial portion of the cash flow it receives will be derived from its investments in MLPs.  The amount and tax characterization of cash available for distribution by an MLP depends upon the amount of cash generated by such entity’s operations.  Cash available for distribution by MLPs may vary widely from quarter to quarter and will be affected by various factors affecting the entity’s operations.  The Fund periodically will distribute more than its income and net realized capital gains; therefore, a portion of a shareholder’s distribution would be a return of capital.  A return of capital may occur when some or all of the money that a shareholder invested in the Fund is paid back to the shareholder.  A return of capital represents a return of a shareholder’s original investment in Fund shares (net of fees paid thereon), and should not be confused with a dividend from earnings and profits.

We confirm that “Affiliated Party Risk” is not a principal risk and has been moved to the SAI.

12.           Under “Limitations on Frequent Purchases and Redemptions” in the prospectus, please describe the market timing policy with specificity (such as by describing how many round-trips an investor can make before being considered a market timer).

The following language has been added under the prospectus section entitled “Limitations on Frequent Purchases and Redemptions”:

These transactions are analyzed for offsetting purchases within a pre-determined period of time. If frequent trading trends are detected, the Fund may take action, which may include using its best efforts to restrict a shareholder’s trading privileges in the Fund, if that shareholder has engaged in four or more “round trips” in the Fund.

13.           Please include the financial highlights in the Rule 485(b) filing.

The financial highlights will be included in the Rule 485(b).

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

14.           Please confirm that there is sufficient return of capital disclosure in the prospectus, as the financial highlights show a large return of capital.

Return of capital disclosure has been included in “Cash Flow Risk” as set forth in our response to question 11 above.

15.           On the back cover page of the prospectus, please revise the last four digits of the zip code of the mailing address for the Public Reference Section of the U.S. Securities and Exchange Commission (the “Commission”)  to “1520.”

The requested revision has been made.

16.           In the SAI, please confirm the “Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in Family of Investment Companies” owned by William H. Young.  The current disclosure – “None” – is inconsistent with the information in a Rule 485(a) filing made by the Trust on January 31, 2012, which provides “$10,001 - $50,000.”

We confirm that the disclosure in the current prospectus – “None” – is correct.

17.           Please include the auditor’s consent as an exhibit to the Rule 485(b) filing.

The auditor’s consent will be included as an exhibit to the Rule 485(b) filing.

18.           Please include a copy of the executed investment advisory agreement as an exhibit to the Rule 485(b) filing.

A copy of the executed investment advisory agreement will be included as an exhibit to the Rule 485(b) filing.

19.           Please note that the expense ratio in the quarterly fact sheet on the Fund’s Web site does not reflect deferred taxes but should.  Please update.

The fact sheet on the Fund’s Web site will be updated to include deferred taxes.

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) comments from the staff of the Commission (the “Staff”) on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Mr. Bo Howell
U.S. Securities and Exchange Commission
March 23, 2012

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:           Sardjono Kadiman
Andrew Nowack
Victor J. Fontana
Laurie Dee